Conspiracy Entertainment Holdings, Inc.
612 Santa Monica Blvd.
Santa Monica, CA 90501

July 11, 2008

United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549
Attn: Angela Halac

Re:	Conspiracy Entertainment Holdings, Inc.
Form 10-KSB for Fiscal Year Ended
December 31, 2007
Filed April 15, 2008
File No. 000-32427

Dear Ms. Halac:

We are in receipt of the Staff’s letter dated June 30, 2008 regarding the above captioned filing. Please be advised that we will be unable to respond to the Staff’s comments within the timeframe allotted. The compilation, dissemination and review of the information required to respond has imposed time constraints that have rendered a timely response to be impracticable without undue hardship and expense on the registrant. The registrant undertakes the responsibility to file such response no later than August 8, 2008.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Keith Tanaka
Keith Tanaka
Chief Financial Officer